Oppenheimer Asset Allocation Fund
            Annual Report December 31, 1993

[LOGO]              [PHOTO]

"I want growth from my investments. But right now I can't assume too much risk.

"This Fund offers the potential for growth with less volatility than more aggressive stock funds."

                                   FUND FACTS
                                   --------------------------------------------

                                        Six Facts Every Shareholder Should
                                        Know About Oppenheimer Asset
                                        Allocation Fund
                                   ---------------------------------------------
In this report:                    1    The Fund's objective is to seek high
                                        total investment return from current
Answers to three timely                 income and capital appreciation
questions you should ask
your Fund's managers.
                                   ---------------------------------------------
/ /How did the Fund's              2    The Fund's total return at net asset
diversification strategy                value for Class A shares was 16.30%
contribute to its performance           for the year ended December 31, 1993.(1)
over the past year?

                                   ---------------------------------------------
/ /Where did the Fund find         3    Dividends and capital gains
its most attractive buying              distributions paid per Class A share
opportunities?                          over the last 6 and 12 months totaled
                                        $0.228 and $0.45, respectively.
                                   ---------------------------------------------

                                   4    The Fund ranked in the top 20% of all
                                        flexible portfolio funds tracked by
                                        Lipper for six-month and one-year
                                        periods ended December 31, 1993.(2)
                                   ---------------------------------------------

                                   5    For the one-year period ended
                                        December 31, 1993 the Fund
                                        outperformed the S&P 500 Index.(3)
                                   ---------------------------------------------

                                   6    "Our goal is to give investors the
                                        best of both worlds: investment
                                        appreciation and income, with lower
                                        risk than the average stock portfolio."

                                        PORTFOLIO MANAGER,
                                        RICHARD RUBINSTEIN,
                                        DECEMBER 31, 1993

                                   (1)Based on the change in net asset value per Class A share from 12/31/92 and 6/30/93 to 12/31/93. The Fund's average annual total returns, after deducting the current maximum sales charge of 5.75%, for the 1- and 5-year periods ended 12/31/93 and since commencement of reorganized operations on 4/24/87 were 9.61%, 10.03%, and 8.33%, respectively.
                                   Certain Class C share performance data is not yet available, as Class C shares were first offered 12/1/93. All figures assume reinvestment of dividends and capital gains distributions. The Fund's maximum sales charge rate was higher during a portion of the periods shown, and actual investment results will be different as a result of that change.
                                   (2)Source of data: Lipper Analytical
                                   Services, an independent monitor of mutual funds, 12/31/93. The Lipper total return averages for the 6-month and 1-year periods ended 12/31/93 were for 72 and 92 flexible portfolio funds, respectively, including reinvestment of dividends and capital gains distributions. This is shown for comparative purposes only. Oppenheimer Asset Allocation Fund is characterized by Lipper as a flexible portfolio fund. Lipper performance does not take sales charges into consideration.
                                   (3)The Standard & Poor's 500 Index is an unmanaged index of common stocks that is widely recognized as an indicator of overall market performance. During the 1-year period ended 12/31/93, the S&P 500 Index increased 10.06%. The S&P 500 Index includes a factor for the reinvestment of dividends, but does not take sales charges or taxes into consideration. Past performance is not indicative of future results. An investment in the Fund will fluctuate in value so that an investor's shares, when redeemed, may be worth more or less than the original cost.




                                   2    Oppenheimer Asset Allocation Fund

                                   --------------------------------------------
                                   REPORT TO SHAREHOLDERS


- -------------------------------------------------------------------------------
                                   Oppenheimer Asset Allocation Fund met its
                                   objective well during the year ended
                                   December 31, 1993, delivering a total return
                                   at net asset value for Class A shares of
                                   16.30%.(4) This return was well above the
                                   average return of all flexible portfolio
                                   funds tracked by Lipper Analytical
                                   Services.(5)
                                                  As in the past, the key to
PERFORMANCE                        the Fund's performance was the ability to
IN PERSPECTIVE                     allocate assets among domestic and foreign
                                   investments, including stocks, government
Total return for one-year          securities, and corporate bonds. This
period ended December 31, 1993     diversification was particularly important
                                   in 1993's fourth quarter, as a strengthening
[GRAPHIC]                          economy gave rise to short-lived concerns
                                   about possible increases in inflation and
/ / Oppenheimer Asset              interest rates. While those concerns have
    Allocation Fund A (at          since subsided with the realization that
    net asset value)(4)            inflation remains well under control, they
                                   did lead to a modest increase in interest
/ / Lipper flexible portfolio      rate levels in November.
    funds average(5)                              The fixed income portfolio,
                                   which accounted for 40.6% of the Fund's net assets at December 31, generated attractive returns throughout the period. These returns were the result of our investments in both high-yield corporate issues and foreign bonds, notably from Canadian, Australian, and Latin American issuers.(6) These two sectors benefited from the improving global economy, and both were less sensitive to changes in U.S. interest rates than other types of bonds.
                                                  On the equity side, we
                                   realigned the Fund's healthcare holdings significantly, focusing on issues that can contribute to the Fund's performance, such as companies with innovative delivery systems (notably HMOs), important new products, or attractive dividend yields.
                                                  We also increased our
                                   holdings of technology stocks, where
                                   innovative companies are leading the way to major gains in business productivity. In addition to traditional technology investments, we also found attractive opportunities in interactive technologies, taking positions in NEXTEL and AT&T, companies in the process of creating powerful interactive communications groups.
                                                  Finally, we continued to
                                   build the Fund's international position, in an effort both to control risk through diversification and to capitalize on the prospects for strong economic growth offshore. While most of our holdings are in Europe, where we believe economies are poised for recovery, we recently took advantage of opportunities in the Pacific
                                   Rim.
                                                  Looking ahead, the outlook for
                                   the Fund appears bright. Both the U.S. and foreign economies are strengthening, inflation remains under control, and there are no signs pointing to significant increases in interest rates on the horizon.
                                                  We appreciate your confidence
                                   in Oppenheimer Asset Allocation Fund. We look forward to continuing to help you meet your investment goals in the future.

                                   /s/ Donald W. Spiro

                                   Donald W. Spiro
                                   President, Oppenheimer Asset Allocation Fund
                                   January 21, 1994



                                   (4)  See footnote 1, page 2.
                                   (5)  See footnote 2, page 2.
                                   (6)  The Fund's portfolio is subject to
                                        change.



                                                           "THE KEY TO FUND
                                                            PERFORMANCE WAS
                                                            ASSET ALLOCATION."





                                   3    Oppenheimer Asset Allocation Fund

                                   --------------------------------------------
                                   HIGH TOTAL RETURN FROM INVESTMENT
                                   DIVERSIFICATION


                                   For long-term investors, Oppenheimer Asset
                                   Allocation Fund has consistently provided attractive total returns. The chart shows how a $10,000 investment on December 31, 1988 in Oppenheimer Asset Allocation Fund Class A shares grew to $16,125 on December 31, 1993.(7)

ABOVE-AVERAGE
RETURNS OVER TIME
                                   [GRAPHICS]
The growth of a $10,000
investment over the last
five years.

                                   (7)This example is based upon a hypothetical investment in Oppenheimer Asset Allocation Fund on 12/31/88 after deducting the current maximum offering sales charge of 5.75%, held until 12/31/93, and with all dividends and capital gains distributions reinvested.
                                   Past performance is not indicative of future results. An investment in the Fund will fluctuate in value so that an investor's shares, when redeemed, may be worth more or less than the original cost.


Left to right standing:
Portfolio Manager,
Dick Rubinstein, talks with                  [PHOTO]
Oppenheimer Management
Corporation CEO, Jon Fossel.



                                   4    Oppenheimer Asset Allocation Fund

                                   --------------------------------------------

                                   Along with disciplined security selection,
                                   Oppenheimer Asset Allocation Fund's ability to allocate assets among domestic and foreign stock and fixed income securities can reduce the risks associated with growth-oriented investments and enhance return potential.

THE PORTFOLIO IN PERSPECTIVE

The Fund's portfolio allocation
on December 31, 1993(8)            COMMON STOCKS 54.5%
                                   U.S. TREASURY NOTES AND BONDS 18.2%
                                   BONDS AND PREFERRED STOCKS 14.1%   [GRAPHICS]
                                   FOREIGN BONDS 9.0%
                                   CASH EQUIVALENTS 3.6%
                                   U.S. GOVERNMENT SECURITIES 0.6%

                                   (8)The Fund's portfolio is subject to change.



                                   5    Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF INVESTMENTS  December 31, 1993

                                                                                                   FACE           MARKET VALUE
                                                                                                   AMOUNT         SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENTS--3.6%
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Repurchase agreement with First Boston Corp.
                                   (The), 3.125%, dated 12/31/93 and maturing
                                   1/3/94, collateralized by U.S. Treasury Nts., 8.75%,
                                   10/15/97, with a value of $10,209,880 (Cost $10,000,000)       $ 10,000,000    $10,000,000
- -----------------------------------------------------------------------------------------------------------------------------------
GOVERNMENT OBLIGATIONS--27.8%
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Argentina (Republic of) Bonds, Bonos de Consolidacion de
                                   Deudas, Series I, 3.1875%, 4/1/01(5)(6)                           3,357,900      2,917,955
                                   ------------------------------------------------------------------------------------------------
                                   Australia (Government of) Bonds, 12%, 5/15/06                     1,600,000(1)   1,483,925
                                   ------------------------------------------------------------------------------------------------
                                   Canada (Government of) Bonds:
                                   9.75%, 12/1/01                                                    6,000,000(1)   5,447,289
                                   8.50%, 4/1/02                                                     3,000,000(1)   2,554,834
                                   ------------------------------------------------------------------------------------------------
                                   Federal Home Loan Mortgage Corp., 12.25%, 9/1/13                     13,846         15,966
                                   ------------------------------------------------------------------------------------------------
                                   Federal National Mortgage Assn.:
                                   11.50%, 7/1/11                                                      338,563        387,224
                                   11%, 11/1/14                                                         30,613         34,618
                                   11.75%, 1/1/16                                                      285,560        328,674
                                   ------------------------------------------------------------------------------------------------
                                   Government National Mortgage Assn.:
                                   9%, 11/15/08                                                        336,842        362,657
                                   9%, 2/15/09                                                         406,213        437,199
                                   9%, 5/15/09                                                         103,892        111,817
                                   ------------------------------------------------------------------------------------------------
                                   Queensland (Government of) Development Authority Global
                                   Transferable Registered Nts., 10.50%, 5/15/03                     5,000,000(1)   4,261,791
                                   ------------------------------------------------------------------------------------------------
                                   Spain (Kingdom of) Bonds:
                                   13.45%, 4/15/96                                                 435,000,000(1)   3,388,997
                                   11.45%, 8/30/98                                                 125,000,000(1)     997,288
                                   ------------------------------------------------------------------------------------------------
                                   United Mexican States Gtd. Cv. Bonds, Series B, 6.25%,
                                   12/31/19                                                          4,000,000      3,342,500
                                   ------------------------------------------------------------------------------------------------
                                   U.S. Treasury Bonds, STRIPS, 0%, 8/15/02                          6,100,000      3,689,853
                                   ------------------------------------------------------------------------------------------------
                                   U.S. Treasury Nts.:
                                   9.25%, 1/15/96                                                      825,000        904,662
                                   7.875%, 2/15/96                                                     800,000        857,248
                                   7.875%, 6/30/96                                                   8,500,000      9,241,029
                                   8%, 1/15/97                                                         500,000        547,495
                                   6.75%, 5/31/97                                                    3,000,000      3,188,430
                                   8.75%, 10/15/97                                                     350,000        396,046
                                   7.875%, 1/15/98                                                   1,600,000      1,766,992
                                   8.25%, 7/15/98                                                   16,000,000     18,009,918
                                   9.25%, 8/15/98                                                    9,450,000     11,038,734
                                   8.875%, 11/15/98                                                    950,000      1,099,919
                                   ------------------------------------------------------------------------------------------------
                                   Venezuela (Republic of) Collateralized Par Bonds,
                                   Series W-B, 6.75%, 3/31/20                                        1,000,000        744,375
                                                                                                                  -----------
                                   Total Government Obligations (Cost $72,124,687)                                 77,557,435
- -----------------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES--12.8%
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Adelphia Communications Corp., 9.875% Sr. Debs., 3/1/05           1,000,000      1,105,000
                                   ------------------------------------------------------------------------------------------------
                                   American Medical International, Inc., 13.50% Sr. Sub.
                                   Nts., 8/15/01                                                       500,000        585,625
                                   ------------------------------------------------------------------------------------------------
                                   Amstar Corp., 11.375% Sr. Sub. Nts., 2/15/97                        900,000        922,500
                                   ------------------------------------------------------------------------------------------------


                                   Auburn Hills Trust, 12.375% Gtd. Exch. Ctfs., 5/1/20(5)             800,000      1,230,000




                                   6  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------

                                                                                                    FACE           MARKET VALUE
                                                                                                    AMOUNT         SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES
(CONTINUED)
                                   Aztar Corp., 11% Sr. Sub. Nts., 10/1/02                          $  475,000     $  484,500
                                   ------------------------------------------------------------------------------------------------

                                   Cablevision Industries Corp., 9.25% Sr. Debs.,
                                   Series B, 4/1/08                                                  1,000,000      1,040,000
                                   ------------------------------------------------------------------------------------------------
                                   Cablevision Systems Corp., 10.75% Sr. Sub. Debs., 4/1/04          1,000,000      1,122,500
                                   ------------------------------------------------------------------------------------------------
                                   Centennial Cellular Corp., 8.875% Sr. Nts., 11/1/01                 500,000        497,500
                                   ------------------------------------------------------------------------------------------------
                                   Conseco, Inc., 8.125% Sr. Nts., 2/15/03                           1,000,000      1,047,295
                                   ------------------------------------------------------------------------------------------------
                                   Di Giorgio Corp., 12% Sr. Nts., 2/15/03                             750,000        815,625
                                   ------------------------------------------------------------------------------------------------
                                   Epic Holdings, Inc., 0%/12% Sr. Def. Cpn. Nts., 3/15/02(4)        1,100,000        803,000
                                   ------------------------------------------------------------------------------------------------
                                   Flagstar Corp., 10.875% Sr. Nts., 12/1/02                           400,000        415,000
                                   ------------------------------------------------------------------------------------------------
                                   Foodmaker, Inc., 14.25% Sr. Sub. Nts., 5/15/98                    1,000,000      1,073,750
                                   ------------------------------------------------------------------------------------------------
                                   Gaylord Container Corp., 12.75% Sr. Sub. Disc. Debs., 5/15/05       600,000        496,500
                                   ------------------------------------------------------------------------------------------------
                                   Gillett Holdings, Inc., 12.25% Sr. Sub. Nts., 6/30/02               400,000        438,000
                                   ------------------------------------------------------------------------------------------------
                                   Global Marine, Inc., 12.75% Sr. Sec. Nts., 12/15/99                 400,000        446,000
                                   ------------------------------------------------------------------------------------------------
                                   Grand Union Co., 11.25% Sr. Nts., 7/15/00                           800,000        844,000
                                   ------------------------------------------------------------------------------------------------
                                   Greyhound Lines, Inc., 10% Sr. Nts., 7/31/01                        500,000        518,750
                                   ------------------------------------------------------------------------------------------------
                                   Horsehead Industries, Inc., 14% Sub. Nts., 6/1/99                   400,000        366,000
                                   ------------------------------------------------------------------------------------------------
                                   Host Marriott Hospitality, Inc., 9.125% Sr. Nts.,
                                   Series C, 12/1/00                                                   950,000        976,125
                                   ------------------------------------------------------------------------------------------------
                                   Infinity Broadcasting Corp., 10.375% Sr. Sub. Nts., 3/15/02         700,000        754,250
                                   ------------------------------------------------------------------------------------------------
                                   Inland Steel Industries, Inc., 12.75% Nts., 12/15/02                400,000        461,000
                                   ------------------------------------------------------------------------------------------------
                                   Interco, Inc., 9% Secd. Nts., Series B, 6/1/04                    1,000,000      1,002,500
                                   ------------------------------------------------------------------------------------------------
                                   K. Hovnanian Enterprises, Inc., 11.25% Gtd. Sub. Nts., 4/15/02      725,000        792,969
                                   ------------------------------------------------------------------------------------------------
                                   MacAndrews & Forbes Group, Inc., 12.25% Sub. Debs., 7/1/96          500,000        515,625
                                   ------------------------------------------------------------------------------------------------
                                   Maxus Energy Corp., 11.50% Debs., 11/15/15                        1,000,000      1,055,000
                                   ------------------------------------------------------------------------------------------------
                                   Mediq, Inc., 7.50% Exch. Sub. Debs., 7/15/03                        900,000        865,125
                                   ------------------------------------------------------------------------------------------------
                                   Multicare Cos., Inc. (The), 12.50% Sr. Sub. Nts., 7/1/02            345,000        388,125
                                   ------------------------------------------------------------------------------------------------
                                   News America Holdings, Inc., 8.50% Sr. Nts., 2/15/05              1,000,000      1,090,117
                                   ------------------------------------------------------------------------------------------------
                                   Owens-Illinois, Inc., 10% Sr. Sub. Nts., 8/1/02                     500,000        533,125
                                   ------------------------------------------------------------------------------------------------
                                   Panamsat L.P./Panamsat Capital Corp., 11.375% Sr. Sub.
                                   Disc. Nts., 8/1/03                                                1,000,000        670,000
                                   ------------------------------------------------------------------------------------------------
                                   Quantum Chemical Corp., 10.375% Fst. Mort. Nts., 6/1/03             500,000        609,605
                                   ------------------------------------------------------------------------------------------------
                                   Ralph's Grocery Co., 10.25% Sr. Sub. Nts., 7/15/02                  500,000        526,250
                                   ------------------------------------------------------------------------------------------------
                                   Revco D.S., Inc., 9.125% Sr. Nts., 1/15/00                          500,000        532,500
                                   ------------------------------------------------------------------------------------------------
                                   Revlon Consumer Products Corp.:
                                   9.375% Sr. Nts., Series B, 4/1/01                                   250,000        245,625
                                   10.50% Sr. Sub. Nts., Series B, 2/15/03                           1,000,000        970,000
                                   ------------------------------------------------------------------------------------------------
                                   Riverwood International Corp., 10.75% Sr. Nts., 6/15/00             500,000        546,250
                                   ------------------------------------------------------------------------------------------------
                                   RJR Nabisco, Inc., 10.50% Sr. Nts., 4/15/98                         400,000        442,000
                                   ------------------------------------------------------------------------------------------------
                                   Rowan Cos., Inc., 11.875% Sr. Nts., 12/1/01                       1,000,000      1,117,500
                                   ------------------------------------------------------------------------------------------------
                                   SCI Television, Inc., 11% Sr. Sec. Nts., 6/30/05                  1,000,000      1,040,000
                                   ------------------------------------------------------------------------------------------------
                                   Southland Corp., 4.50% 2nd Priority Sr. Sub. Debs.,
                                   Series A, 6/15/04                                                 1,700,000      1,166,625
                                   ------------------------------------------------------------------------------------------------
                                   Synthetic Industries, Inc., 12.75% Sr. Sub. Debs., 12/1/02          900,000        990,000
                                   ------------------------------------------------------------------------------------------------
                                   Time Warner, Inc., 7.95% Nts., 2/1/00                             1,000,000      1,070,000
                                   ------------------------------------------------------------------------------------------------
                                   TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07                     1,100,000      1,342,000



                                   7  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF INVESTMENTS  (Continued)

                                                                                                      FACE         MARKET VALUE
                                                                                                      AMOUNT       SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
CORPORATE BONDS AND NOTES          Unisys Corp.:
(continued)                        15% Credit Sensitive Nts., 7/1/97                                  $400,000     $  456,000
                                   10.625% Nts., 10/1/99                                               600,000        645,000
                                   ------------------------------------------------------------------------------------------------
                                   USG Corp., 10.25% Sr. Sec. Nts., 12/15/02                           500,000        515,000
                                                                                                                   ----------
                                   Total Corporate Bonds and Notes (Cost $33,530,593)                              35,569,861


                                                                                                      SHARES
- -----------------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCKS--1.3%
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Alumax, Inc., $4.00 Cv., Series A                                     7,333        722,301
                                   ------------------------------------------------------------------------------------------------
                                   Chiquita Brands International, Inc., $1.28 Depositary Shares(2)      50,000        681,250
                                   ------------------------------------------------------------------------------------------------
                                   Cyprus Amax Minerals Co., $4.00 Cv., Series A                        14,666        953,290
                                   ------------------------------------------------------------------------------------------------
                                   Dairy Farm International Holdings Ltd., $65.00 Cv.(3)                    40         61,600
                                   ------------------------------------------------------------------------------------------------
                                   Delta Airlines, Inc., $3.50 Cv. Depositary Shares, Series C(2)       22,000      1,177,000
                                                                                                                   ----------
                                   Total Preferred Stocks (Cost $3,063,620)                                         3,595,441
- -----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCKS--54.6%
- -----------------------------------------------------------------------------------------------------------------------------------
BASIC MATERIALS--2.7%
- -----------------------------------------------------------------------------------------------------------------------------------
CHEMICALS--1.0%                    biosys(2)                                                            40,000        230,000
                                   ------------------------------------------------------------------------------------------------
                                   Hauser Chemical Research, Inc.(2)                                    56,000        448,000
                                   ------------------------------------------------------------------------------------------------
                                   Praxair, Inc.                                                        55,500        922,687
                                   ------------------------------------------------------------------------------------------------
                                   Sybron Chemical Industries, Inc.(2)                                  48,000      1,158,000
                                                                                                                   ----------
                                                                                                                    2,758,687
- -----------------------------------------------------------------------------------------------------------------------------------
CHEMICALS: DIVERSIFED--0.5%        Bayer AG, ADR                                                         6,700      1,413,700
- -----------------------------------------------------------------------------------------------------------------------------------
CHEMICALS: SPECIALTY--0.1%         Goldschmidt (T.H.) AG                                                   750        300,167
- -----------------------------------------------------------------------------------------------------------------------------------
GOLD--0.1%                         Arimetco International, Inc.(2)                                     180,000        251,518
- -----------------------------------------------------------------------------------------------------------------------------------
METALS: MISCELLANEOUS--0.5%        Brush Wellman, Inc.                                                  90,500      1,289,625
- -----------------------------------------------------------------------------------------------------------------------------------
STEEL--0.5%                        Inland Steel Industries, Inc.(2)                                     38,800      1,285,250
- -----------------------------------------------------------------------------------------------------------------------------------
CONSUMER CYCLICALS--10.9%
- -----------------------------------------------------------------------------------------------------------------------------------
AUTO PARTS: AFTER MARKET--0.3%     Hi-Lo Automotive, Inc.(2)                                            77,700        767,287
- -----------------------------------------------------------------------------------------------------------------------------------
BROADCAST MEDIA--1.8%              Comcast Corp., Cl. A Special                                         84,500      3,042,000
                                   ------------------------------------------------------------------------------------------------
                                   Grupo Televisa SA, ADS(2)                                            28,800      2,016,000
                                                                                                                    ---------
                                                                                                                    5,058,000
- -----------------------------------------------------------------------------------------------------------------------------------
ENTERTAINMENT--2.1%                Disney (Walt) Co.(7)                                                 31,500      1,342,687
                                   ------------------------------------------------------------------------------------------------
                                   King World Productions, Inc.(2)(7)                                   37,300      1,431,387
                                   ------------------------------------------------------------------------------------------------
                                   Paramount Communications, Inc.(7)                                    23,100      1,787,362
                                   ------------------------------------------------------------------------------------------------
                                   WMS Industries, Inc.(2)(7)                                           40,000      1,150,000
                                                                                                                   ----------
                                                                                                                    5,711,436
- -----------------------------------------------------------------------------------------------------------------------------------
LEISURE TIME--0.6%                 Eastman Kodak Co.(2)                                                 15,000        840,000
                                   ------------------------------------------------------------------------------------------------
                                   International Game Technology                                        24,000        708,000
                                                                                                                   ----------
                                                                                                                    1,548,000



                                   8  Oppenheimer Asset Allocation Fund

                              ------------------------------------------------------------------------------------------------
                                                                                                                  MARKET VALUE
                                                                                                   SHARES         SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
PUBLISHING--1.2%              Time Warner, Inc.                                                    60,000         $2,655,000
                              -----------------------------------------------------------------------------------------------------
                              Wolters Kluwer NV                                                    10,167            642,282
                                                                                                                  ----------
                                                                                                                   3,297,282
- -----------------------------------------------------------------------------------------------------------------------------------
RESTAURANTS--0.3%             Quantum Restaurant Group, Inc.                                       74,000            906,500
- -----------------------------------------------------------------------------------------------------------------------------------
RETAIL: SPECIALTY--1.7%       Blockbuster Entertainment Corp.(7)                                   58,500          1,791,562
                              -----------------------------------------------------------------------------------------------------
                              CML Group, Inc.                                                      29,000            685,125
                              -----------------------------------------------------------------------------------------------------
                              Inacom Corp.(2)                                                      65,000            877,500
                              -----------------------------------------------------------------------------------------------------
                              Venture Stores, Inc.                                                 55,600          1,299,650
                                                                                                                  ----------
                                                                                                                   4,653,837
- -----------------------------------------------------------------------------------------------------------------------------------
RETAIL STORES: GENERAL        Centros Comerciales Pryca                                            20,000            264,474
MERCHANDISE CHAINS--0.1%
- -----------------------------------------------------------------------------------------------------------------------------------
SHOES--0.7%                   Baker (J.), Inc.                                                    108,500          1,898,750
- -----------------------------------------------------------------------------------------------------------------------------------
TEXTILES: APPAREL             Authentic Fitness Corp.(2)                                           39,000          1,096,875
MANUFACTURERS--0.8%           -----------------------------------------------------------------------------------------------------
                              Warnaco Group, Inc. (The), Cl. A(2)                                  33,500          1,017,562
                                                                                                                  ----------
                                                                                                                   2,114,437
- -----------------------------------------------------------------------------------------------------------------------------------
TOYS--1.3%                    Mattel, Inc.                                                        107,712          2,975,544
                              -----------------------------------------------------------------------------------------------------
                              Nintendo Co.                                                         12,000            772,008
                                                                                                                  ----------
                                                                                                                   3,747,552
- -----------------------------------------------------------------------------------------------------------------------------------
CONSUMER NON-CYCLICALS--11.3%
- -----------------------------------------------------------------------------------------------------------------------------------
BEVERAGES: ALCOHOLIC--0.4%    Guinness PLC                                                        160,000          1,130,338
- -----------------------------------------------------------------------------------------------------------------------------------
BEVERAGES: SOFT DRINKS--0.5%  Whitman Corp.                                                        83,900          1,363,375
- -----------------------------------------------------------------------------------------------------------------------------------
COSMETICS--0.6%               Avon Products, Inc.(7)                                               35,400          1,721,325
- -----------------------------------------------------------------------------------------------------------------------------------
DRUGS--1.9%                   Agouron Pharmaceuticals, Inc.(2)                                     24,000            282,000
                              -----------------------------------------------------------------------------------------------------
                              Astra AB Free, Series A                                              37,250            849,105
                              -----------------------------------------------------------------------------------------------------
                              Ciba-Geigy AG                                                         1,825          1,106,039
                              -----------------------------------------------------------------------------------------------------
                              Lilly (Eli) & Co.                                                    18,000          1,068,750
                              -----------------------------------------------------------------------------------------------------
                              Sandoz AG                                                               700          1,949,120
                                                                                                                  ----------
                                                                                                                   5,255,014
- -----------------------------------------------------------------------------------------------------------------------------------
FOOD PROCESSING--1.2%         Chiquita Brands International, Inc.                                   2,965             34,098
                              -----------------------------------------------------------------------------------------------------
                              CP Pokphand Co.                                                   1,935,000            851,378
                              -----------------------------------------------------------------------------------------------------
                              Nestle SA, Sponsored ADR                                             56,600          2,447,950
                                                                                                                  ----------
                                                                                                                   3,333,426
- -----------------------------------------------------------------------------------------------------------------------------------
HEALTHCARE: DIVERSIFIED--1.3% Abbott Laboratories                                                  20,200            595,900
                              -----------------------------------------------------------------------------------------------------
                              Bristol-Myers Squibb Co.                                             30,000          1,743,750
                              -----------------------------------------------------------------------------------------------------
                              Schering AG                                                           1,825          1,192,822
                                                                                                                  ----------
                                                                                                                   3,532,472



                              9  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF INVESTMENTS  (Continued)

                                                                                                                     MARKET VALUE
                                                                                                       SHARES        SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
HEALTHCARE: MISCELLANEOUS--3.5%    Amgen, Inc.(2)(7)                                                    17,000       $  841,500
                                   ------------------------------------------------------------------------------------------------
                                   Biogen, Inc.(2)                                                      21,000          837,375
                                   ------------------------------------------------------------------------------------------------
                                   Chiron Corp.(2)                                                       7,700          646,800
                                   ------------------------------------------------------------------------------------------------
                                   FHP International Corp.(2)(7)                                        90,000        2,430,000
                                   ------------------------------------------------------------------------------------------------
                                   Genzyme Corp.(2)                                                     19,700          541,750
                                   ------------------------------------------------------------------------------------------------
                                   Manor Care, Inc.                                                     52,678        1,284,026
                                   ------------------------------------------------------------------------------------------------
                                   Protein Design Labs, Inc.(2)                                         28,000          679,000
                                   ------------------------------------------------------------------------------------------------
                                   U.S. Healthcare, Inc.(7)                                             43,400        2,500,925
                                                                                                                     ----------
                                                                                                                      9,761,376
- -----------------------------------------------------------------------------------------------------------------------------------
HOSPITAL MANAGEMENT--0.4%          Medical Care America, Inc.(2)(7)                                     46,300        1,059,112
- -----------------------------------------------------------------------------------------------------------------------------------
MEDICAL PRODUCTS--0.9%             Bard (C.R.), Inc.(7)                                                 23,000          580,750
                                   ------------------------------------------------------------------------------------------------
                                   Medtronic, Inc.(7)                                                   12,000          985,500
                                   ------------------------------------------------------------------------------------------------
                                   Nellcor, Inc.(2)                                                     32,000          792,000
                                                                                                                     ----------
                                                                                                                      2,358,250
- -----------------------------------------------------------------------------------------------------------------------------------
RETAIL STORES:
FOOD CHAINS--0.2%                  Dairy Farm International Holdings Ltd.                              328,052          653,771
- -----------------------------------------------------------------------------------------------------------------------------------
TOBACCO--0.4%                      Philip Morris Cos., Inc.                                             21,000        1,170,750
- -----------------------------------------------------------------------------------------------------------------------------------
ENERGY--3.2%
- -----------------------------------------------------------------------------------------------------------------------------------
COAL--0.4%                         Ashland Coal, Inc.                                                   38,500        1,164,625
- -----------------------------------------------------------------------------------------------------------------------------------
OIL: EXPLORATION AND               Burlington Resources, Inc.(7)                                        28,700        1,216,163
PRODUCTION--0.8%                   ------------------------------------------------------------------------------------------------
                                   Oryx Energy Co.                                                      63,300        1,091,925
                                                                                                                     ----------
                                                                                                                      2,308,088
- -----------------------------------------------------------------------------------------------------------------------------------
OIL AND GAS DRILLING--0.3%         Santa Fe Energy Resources, Inc.                                      90,000          810,000
- -----------------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED DOMESTIC--0.6%     Unocal Corp.(7)                                                      62,000        1,728,250
- -----------------------------------------------------------------------------------------------------------------------------------
OIL: INTEGRATED                    Amoco Corp.                                                          17,600          930,600
INTERNATIONAL--0.8%                ------------------------------------------------------------------------------------------------
                                   Royal Dutch Petroleum Co.                                             7,000          730,625
                                   ------------------------------------------------------------------------------------------------
                                   Saga Petroleum AS, Cl. B                                             70,000          679,444
                                                                                                                     ----------
                                                                                                                      2,340,669
- -----------------------------------------------------------------------------------------------------------------------------------
OIL WELL SERVICES AND              McDermott International, Inc.(7)                                     30,100          797,650
EQUIPMENT--0.3%
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL--6.6%
- -----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES:                Bear Stearns Cos., Inc. (The)                                        33,600          735,000
MISCELLANEOUS--2.5%                ------------------------------------------------------------------------------------------------
                                   Catellus Development Corp.(2)                                       121,000          937,750
                                   ------------------------------------------------------------------------------------------------
                                   Dean Witter, Discover & Co.(7)                                       20,000          692,500
                                   ------------------------------------------------------------------------------------------------
                                   Merrill Lynch & Co., Inc.                                            35,200        1,478,400
                                   ------------------------------------------------------------------------------------------------
                                   Peregrine Investment Holdings Ltd.                                  266,000          654,030
                                   ------------------------------------------------------------------------------------------------
                                   Salomon, Inc.(7)                                                     52,500        2,500,313
                                                                                                                     ----------
                                                                                                                      6,997,993



                                   10  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                                                                                                      MARKET VALUE
                                                                                                        SHARES        SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
INSURANCE: LIFE--0.2%              Bankers Life Holding Corp.                                            30,000       $  645,000
- -----------------------------------------------------------------------------------------------------------------------------------
INSURANCE: MULTI-LINE--0.3%        American Re Corp.(2)                                                  32,900          933,538
- -----------------------------------------------------------------------------------------------------------------------------------
INSURANCE: PROPERTY AND            Loews Corp.(2)                                                         8,500          790,500
CASUALTY--0.3%
- -----------------------------------------------------------------------------------------------------------------------------------
MAJOR BANKS: OTHER--0.8%           BankAmerica Corp.                                                     21,600        1,001,700
                                   ------------------------------------------------------------------------------------------------
                                   Deutsche Bank AG, ADR                                                  2,250        1,153,125
                                                                                                                     -----------
                                                                                                                       2,154,825
- -----------------------------------------------------------------------------------------------------------------------------------
MAJOR BANKS: REGIONAL--0.6%        NationsBank Corp.                                                     36,300        1,778,700
- -----------------------------------------------------------------------------------------------------------------------------------
MONEY CENTER BANKS--1.6%           Bank of New York Co., (The)(7)                                        25,000        1,425,000
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Bankers Trust New York Corp.                                          21,400        1,693,275
- -----------------------------------------------------------------------------------------------------------------------------------
                                   Chemical Banking Corp.                                                33,900        1,360,238
                                                                                                                    ------------
                                                                                                                       4,478,513
- -----------------------------------------------------------------------------------------------------------------------------------
SAVINGS AND LOANS/HOLDING          Golden West Financial Corp.                                           25,000          975,000
COS.--0.3%
- -----------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL--6.6%
- -----------------------------------------------------------------------------------------------------------------------------------
BUILDING MATERIALS GROUP--0.8%     Owens-Corning Fiberglas Corp.(2) (7)                                  53,000        2,351,875
- -----------------------------------------------------------------------------------------------------------------------------------
CONGLOMERATES--0.5%                Tenneco, Inc.                                                         28,000        1,473,500
- -----------------------------------------------------------------------------------------------------------------------------------
ELECTRICAL EQUIPMENT--1.3%         Amphenol Corp., Cl. A(2)                                             135,000        2,227,500
- -----------------------------------------------------------------------------------------------------------------------------------
                                   General Electric Co.                                                  13,200        1,384,350
                                                                                                                    ------------
                                                                                                                       3,611,850
- -----------------------------------------------------------------------------------------------------------------------------------
ENGINEERING AND                    Huarte SA                                                             80,350          961,333
CONSTRUCTION--0.3%
- -----------------------------------------------------------------------------------------------------------------------------------
HEAVY DUTY TRUCKS AND              Spartan Motors, Inc.(7)                                               50,700          861,900
PARTS--0.3%
- -----------------------------------------------------------------------------------------------------------------------------------
MACHINE TOOLS--0.3%                FANUC Ltd.                                                            22,500          741,902
- -----------------------------------------------------------------------------------------------------------------------------------
MANUFACTURING: DIVERSIFIED         Mannesmann AG                                                          7,412        1,792,675
INDUSTRIALS--1.1%                  ------------------------------------------------------------------------------------------------
                                   Siemens AG, ADR                                                       14,200        1,297,525
                                                                                                                    ------------
                                                                                                                       3,090,200
- -----------------------------------------------------------------------------------------------------------------------------------
POLLUTION CONTROL--0.7%            WMX Technologies, Inc.                                                73,500        1,938,563
- -----------------------------------------------------------------------------------------------------------------------------------
RAILROADS--0.6%                    Burlington Northern, Inc.(7)                                          30,800        1,782,550
- -----------------------------------------------------------------------------------------------------------------------------------
TRANSPORTATION:                    OMI Corp.                                                            124,300          854,563
MISCELLANEOUS--0.7%                ------------------------------------------------------------------------------------------------
                                   Stolt-Nielsen SA                                                      65,000        1,088,750
                                                                                                                    ------------
                                                                                                                       1,943,313
- -----------------------------------------------------------------------------------------------------------------------------------
TECHNOLOGY--10.9%
- -----------------------------------------------------------------------------------------------------------------------------------
AEROSPACE/DEFENSE--1.0%            General Dynamics Corp.(7)                                             16,000        1,476,000
                                   ------------------------------------------------------------------------------------------------
                                   McDonnell Douglas Corp.                                               11,000        1,177,000
                                                                                                                    ------------
                                                                                                                       2,653,000
- -----------------------------------------------------------------------------------------------------------------------------------
COMMUNICATION: EQUIPMENT/          QUALCOMM, Inc.(2) (7)                                                  7,700          408,100
MANUFACTURERS--0.2%
- -----------------------------------------------------------------------------------------------------------------------------------



                                   11  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF INVESTMENTS  (Continued)
                                                                                                                   MARKET VALUE
                                                                                                   SHARES          SEE NOTE 1
- -----------------------------------------------------------------------------------------------------------------------------------
COMPUTER SOFTWARE AND              BMC Software, Inc.                                              16,500          $    792,000
SERVICES--2.8%                     ------------------------------------------------------------------------------------------------
                                   Lotus Development Corp.(2) (7)                                  45,300             2,491,500
                                   ------------------------------------------------------------------------------------------------
                                   Marcam Corp.(2)                                                 66,000               643,500
                                   ------------------------------------------------------------------------------------------------
                                   Microsoft Corp.                                                 11,500               927,188
                                   ------------------------------------------------------------------------------------------------
                                   Network General Corp.(2) (7)                                    69,000             1,233,375
                                   ------------------------------------------------------------------------------------------------
                                   Novell, Inc.                                                    32,800               680,600
                                   ------------------------------------------------------------------------------------------------
                                   Sap AG Preference                                                1,000               930,014
                                                                                                                   ------------
                                                                                                                      7,698,177
- -----------------------------------------------------------------------------------------------------------------------------------
COMPUTER SYSTEMS--1.6%             International Business Machines Corp.(2)                        23,000             1,299,500
                                   ------------------------------------------------------------------------------------------------
                                   Micropolis Corp.(2)                                            150,000             1,050,000
                                   ------------------------------------------------------------------------------------------------
                                   Synoptics Communications, Inc.                                  45,600             1,271,100
                                   ------------------------------------------------------------------------------------------------
                                   Tandem Computers, Inc.                                          79,800               867,825
                                   ------------------------------------------------------------------------------------------------
                                                                                                                      4,488,425
- -----------------------------------------------------------------------------------------------------------------------------------
ELECTRONICS:                       Hewlett-Packard Co.(7)                                          19,800             1,564,200
INSTRUMENTATION--0.6%
- -----------------------------------------------------------------------------------------------------------------------------------
ELECTRONICS:                       Cirrus Logic, Inc.(2) (7)                                       27,500             1,017,500
SEMICONDUCTORS--1.8%               ------------------------------------------------------------------------------------------------
                                   Intel Corp.(7)                                                  42,800             2,653,600
                                   ------------------------------------------------------------------------------------------------
                                   Xilinx, Inc.(2) (7)                                             28,700             1,370,425
                                                                                                                   ------------
                                                                                                                      5,041,525
- -----------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT AND               Xerox Corp.(7)                                                  14,100             1,260,188
SUPPLIES--0.5%
- -----------------------------------------------------------------------------------------------------------------------------------
TELECOMMUNICATIONS--2.4%           American Telephone & Telegraph Co.(2)                           20,600             1,081,500
                                   ------------------------------------------------------------------------------------------------
                                   MCI Communications Corp.                                       106,000             2,994,500
                                   ------------------------------------------------------------------------------------------------
                                   NEXTEL Communications, Inc., Cl. A                              20,500               763,625
                                   ------------------------------------------------------------------------------------------------
                                   Rogers Cantel Mobile Communications, Inc., Cl. B, Sub. Vtg.(2)  69,500             1,876,500
                                                                                                                   ------------
                                                                                                                      6,716,125
- -----------------------------------------------------------------------------------------------------------------------------------
UTILITIES--2.4%

- -----------------------------------------------------------------------------------------------------------------------------------
ELECTRIC COS.--0.7%                Korea Electric Power Corp.                                      25,000               678,313
                                   ------------------------------------------------------------------------------------------------
                                   Verbund Oest Electriz                                           19,000             1,156,285
                                                                                                                   ------------
                                                                                                                      1,834,598
- -----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS--0.5%                  Hong Kong & China Gas                                          516,000             1,495,754
- -----------------------------------------------------------------------------------------------------------------------------------
TELEPHONE (NEW)--1.2%              BCE, Inc.                                                       34,000             1,185,750
                                   ------------------------------------------------------------------------------------------------
                                   U S West Communications, Inc.                                   47,300             2,169,888
                                                                                                                   ------------
                                                                                                                      3,355,638
                                                                                                                   ------------
                                   Total Common Stocks (Cost $113,750,090)                                          151,781,778
- -----------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS, AT VALUE (COST $232,468,990)                                                     100.1%           278,504,515
- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                 (.1)              (194,837)
                                                                                                  ---------        ------------
NET ASSETS                                                                                          100.0%          $278,309,678
                                                                                                  ---------        ------------
                                                                                                  ---------        ------------

                                   12  Oppenheimer Asset Allocation Fund

                                   --------------------------------------------

- -------------------------------------------------------------------------------

                                   1. Face amount is reported in foreign
                                      currency.
                                   2. Non-income producing security.
                                   3. Restricted security--See Note 6 of Notes
                                      to Financial Statements.
                                   4. Represents a zero coupon bond that
                                      converts to a fixed rate of interest at
                                      a designated future date.
                                   5. Represents the current interest rate for
                                      a variable rate security.
                                   6. Interest or dividend is paid in kind.
                                   7. Securities with an aggregate market value
                                      of $18,264,288 are held in escrow to
                                      cover outstanding call options, as
                                      follows:


                                                           SHARES SUBJECT  EXPIRATION       EXERCISE        PREMIUM   MARKET VALUE
                                                                  TO CALL        DATE          PRICE       RECEIVED     SEE NOTE 1
                                   ------------------------------------------------------------------------------------------------
                                   Amgen, Inc.                      3,000        1/94         $50.00         $4,410         $4,125
                                   Avon Products, Inc.              7,000        4/94          55.00          7,700          6,125
                                   Bank of New York Co., (The)      5,000        1/94          60.00         12,974          1,875
                                   Bard (C.R.), Inc.               11,500        1/94          25.00         19,779          9,344
                                   Bard (C.R.), Inc.               11,500        4/94          30.00         16,186          5,750
                                   Blockbuster Entertainment Corp. 22,500        1/94          25.00         23,343        123,750
                                   Blockbuster Entertainment Corp. 22,500        3/94          30.00         24,637         50,625
                                   Blockbuster Entertainment Corp. 13,500        6/94          30.00         43,468         43,875
                                   Burlington Northern, Inc.        2,800        1/94          55.00         13,215          8,400
                                   Burlington Northern, Inc.        2,800        1/94          60.00          6,740          1,750
                                   Burlington Resources, Inc.       9,000        5/94          55.00         13,229          3,937
                                   Cirrus Logic, Inc.              13,500        3/94          35.00         68,780         59,062
                                   Cirrus Logic, Inc.              14,000        3/94          30.00         60,828        110,250
                                   Dean Witter, Discover & Co.     10,000        1/94          40.00         27,199            625
                                   Dean Witter, Discover & Co.     10,000        1/94          45.00         13,450            625
                                   Disney (Walt) Co.                6,300        4/94          40.00         16,348         27,562
                                   FHP International Corp.          9,000        3/94          25.00         36,809         28,125
                                   General Dynamics Corp.           4,000        2/94          95.00         16,859          9,500
                                   Hewlett-Packard Co.              4,000        2/94          85.00          8,470          5,000
                                   Intel Corp.                      6,000        1/94          65.00         12,570          6,375
                                   Intel Corp.                      4,000        4/94          70.00         16,379         10,000
                                   King World Productions, Inc      7,500        2/94          45.00         15,048          6,563
                                   Lotus Development Corp.          7,800        1/94          40.00         35,840        120,900
                                   Lotus Development Corp.          7,000        4/94          60.00         33,039         21,000
                                   Lotus Development Corp.          7,800        4/94          50.00         52,414         66,300
                                   McDermott International, Inc.   15,100        2/94          30.00         26,915          3,775
                                   McDermott International, Inc.   15,000        5/94          35.00         14,624          3,750
                                   Medical Care America, Inc.      23,000        4/94          25.00         62,558         40,250
                                   Medtronic, Inc.                  2,400        1/94          85.00          5,328          2,400
                                   Network General Corp.           21,600        1/94          15.00         37,151         62,100
                                   Network General Corp.           10,800        7/94          20.00         25,325         25,650
                                   Owens-Corning Fiberglas Corp.   10,600        3/94          50.00         21,544          7,950
                                   Paramount Communications, Inc.   6,900        1/94          80.00         19,630          8,194
                                   Paramount Communications, Inc.   9,400        3/94          80.00         54,325         23,500
                                   Paramount Communications, Inc.   6,700        3/94          85.00         12,780          6,700
                                   QUALCOMM, Inc.                   7,700        1/94          50.00         50,780         38,500
                                   Salomon, Inc.                   13,100        1/94          45.00         43,818         39,300
                                   Salomon, Inc.                   13,100        1/94          50.00         24,169          5,731
                                   Salomon, Inc.                   13,100        4/94          55.00         13,781          9,825
                                   Spartan Motors, Inc.             8,200        3/94          22.50         18,716          3,075
                                   U.S. Healthcare, Inc.           11,700        1/94          55.00         49,685         48,263
                                   Unocal Corp.                     6,000        1/94          30.00         20,069            750
                                   Unocal Corp.                     6,000        1/94          35.00          8,070          1,125
                                   WMS Industries, Inc.             9,000        5/94          35.00         32,354         13,500
                                   Xerox Corp.                      3,000        3/94          85.00          8,535         21,000
                                   Xilinx, Inc.                     7,700        3/94          45.00         27,681         43,313
                                   Xilinx, Inc.                     7,700        3/94          50.00         26,718         25,025
                                   Xilinx, Inc.                     6,600        3/94          55.00         17,951         13,200
                                                                                                         ----------     ----------
                                                                                                         $1,222,221     $1,178,319
                                                                                                         ----------     ----------
                                                                                                         ----------     ----------

                                   See accompanying Notes to Financial
                                   Statements.


                                   13  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF ASSETS AND LIABILITIES   December 31, 1993


- -----------------------------------------------------------------------------------------------------------------------------------
ASSET                              Investments, at value (cost $232,468,990)--see accompanying statement        $278,504,515
                                   ------------------------------------------------------------------------------------------------
                                   Cash                                                                              388,512
                                   Receivables:
                                   Dividends and interest                                                          2,619,901
                                   Investments sold and options written                                            1,478,742
                                   Shares of beneficial interest sold                                                348,501
                                   ------------------------------------------------------------------------------------------------
                                   Other                                                                              94,565

                                   Total assets                                                                  283,434,736

- -----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                        Options written, at value (premiums received $1,222,221)--see
                                   accompanying statement--Note 4                                                  1,178,319
                                   ------------------------------------------------------------------------------------------------
                                   Payables and other liabilities:
                                   Investments purchased                                                           1,799,948
                                   Shares of beneficial interest redeemed                                          1,205,840
                                   Dividends and distributions                                                       546,232
                                   Distribution assistance--Note 5                                                    83,600
                                   Other                                                                             311,119

                                   Total liabilities                                                               5,125,058

- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                                                      $278,309,678
                                                                                                                ------------
                                                                                                                ------------
- -----------------------------------------------------------------------------------------------------------------------------------
COMPOSITION OF NET ASSETS          Paid-in capital                                                              $231,645,746
                                   ------------------------------------------------------------------------------------------------
                                   Overdistributed net investment income                                           (340,955)
                                   ------------------------------------------------------------------------------------------------
                                   Accumulated net realized gain from investment, written option and foreign
                                   currency transactions                                                             947,609
                                   ------------------------------------------------------------------------------------------------
                                   Net unrealized appreciation on investments, options written and translation
                                   of assets and liabilities denominated in foreign currencies--Note 3            46,057,278
                                                                                                                ------------
                                   Net assets                                                                   $278,309,678
                                                                                                                ------------
                                                                                                                ------------
- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE PER SHARE          Class A Shares:
                                   Net asset value and redemption price per share (based on net assets
                                   of $277,914,116 and 21,302,040 shares of beneficial interest outstanding)          $13.05
                                   Maximum offering price per share (net asset value plus sales charge
                                   of 5.75% of offering price)                                                        $13.85
                                   ------------------------------------------------------------------------------------------------
                                   Class C Shares:
                                   Net asset value, redemption price and offering price per share (based on
                                   net assets of $395,562 and 30,319 shares of beneficial interest outstanding)       $13.05

                                   See accompanying Notes to Financial
                                   Statements.


                                   14  Oppenheimer Asset Allocation Fund


                                   ------------------------------------------------------------------------------------------------
                                   STATEMENT OF OPERATIONS  For The Year Ended December 31, 1993


- -----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME                  Interest                                                                      $10,492,271
                                   ------------------------------------------------------------------------------------------------

                                   Dividends (net of withholding taxes of $53,569)                                 2,360,414
                                                                                                                 -----------
                                   Total income                                                                   12,852,685

- -----------------------------------------------------------------------------------------------------------------------------------
EXPENSES                           Management fees--Note 5                                                         2,130,917
                                   ------------------------------------------------------------------------------------------------
                                   Distribution assistance:
                                   Class A--Note 5                                                                   313,174
                                   Class C--Note 5                                                                       155
                                   ------------------------------------------------------------------------------------------------
                                   Transfer and shareholder servicing agent fees--Note 5                             266,298
                                   ------------------------------------------------------------------------------------------------
                                   Shareholder reports                                                               105,776
                                   ------------------------------------------------------------------------------------------------
                                   Trustees' fees and expenses                                                       101,437
                                   ------------------------------------------------------------------------------------------------
                                   Custodian fees and expenses                                                        87,880
                                   ------------------------------------------------------------------------------------------------
                                   Legal and auditing fees                                                            41,492
                                   ------------------------------------------------------------------------------------------------
                                   Registration and filing fees:
                                   Class A                                                                               125
                                   Class C                                                                                80
                                   ------------------------------------------------------------------------------------------------
                                   Other                                                                              49,883
                                                                                                                 -----------
                                   Total expenses                                                                  3,097,217
- -----------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME                                                                                              9,755,468

- -----------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED            Net realized gain (loss) from:
GAIN ON INVESTMENTS,               Investments and options written (including premiums on options exercised)       8,493,206
OPTIONS WRITTEN AND                Closing and expiration of option contracts written--Note 4                        419,639
FOREIGN CURRENCY                   Foreign currency transactions                                                    (295,852)
TRANSACTIONS                       ------------------------------------------------------------------------------------------------
                                   Net change in unrealized appreciation or depreciation on:
                                   Investments and options written                                                25,714,525
                                   Translation of assets and liabilities denominated in foreign currencies        (3,097,192)
                                                                                                                 -----------
                                   Net realized and unrealized gain on investments, options written and foreign
                                   currency transactions                                                          31,234,326
                                                                                                                 -----------
- -----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS                                                             $40,989,794
                                                                                                                 -----------
                                                                                                                 -----------

                                   See accompanying Notes to Financial
                                   Statements.


                                   15  Oppenheimer Asset Allocation Fund


                         ----------------------------------------------------------------------------------------------------------
                         STATEMENTS OF CHANGES IN NET ASSETS

                                                                                                    YEAR ENDED DECEMBER 31,
                                                                                                    -------------------------------
                                                                                                    1993          1992
- -----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS               Net investment income                                                      $  9,755,468   $  9,173,269
                         ----------------------------------------------------------------------------------------------------------
                         Net realized gain on investments, options written and foreign
                         currency transactions                                                         8,616,993      6,549,881
                         ----------------------------------------------------------------------------------------------------------
                         Net change in unrealized appreciation or depreciation on investments, options written and translation of assets and liabilities denominated in
                         foreign currencies                                                           22,617,333      3,684,652
                                                                                                    ------------   ------------
                         Net increase in net assets resulting from operations                         40,989,794     19,407,802
- -----------------------------------------------------------------------------------------------------------------------------------
DIVIDENDS AND            Dividends from net investment income:
DISTRIBUTIONS TO         Class A ($.438 and $.419 per share, respectively)                            (9,529,080)    (9,801,510)
SHAREHOLDERS             Class C ($.12 per share)                                                         (2,987)            --
                         ----------------------------------------------------------------------------------------------------------
                         Distributions from net realized gain on investments, options written and foreign currency transactions:
                         Class A ($.012 per share)                                                      (254,071)            --
                         Class C ($.012 per share)                                                          (298)            --
- -----------------------------------------------------------------------------------------------------------------------------------
BENEFICIAL INTEREST      Net decrease in net assets resulting from Class A beneficial interest
TRANSACTIONS             transactions--Note 2                                                        (20,002,391)   (19,693,466)
                         ----------------------------------------------------------------------------------------------------------
                         Net increase in net assets resulting from Class C beneficial interest
                         transactions--Note 2                                                            395,601             --
- -----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS               Total increase (decrease)                                                    11,596,568    (10,087,174)
                         ----------------------------------------------------------------------------------------------------------
                         Beginning of year                                                           266,713,110    276,800,284
                                                                                                    ------------   ------------
                         End of year (including overdistributed net investment income of $340,955
                         and $564,356, respectively)                                                $278,309,678   $266,713,110
                                                                                                    ------------   ------------
                                                                                                    ------------   ------------

                         See accompanying Notes to Financial Statements.


                         16  Oppenheimer Asset Allocation Fund

                                           ----------------------------------------------------------------------------------------
                                           FINANCIAL HIGHLIGHTS

                                           CLASS A                                                         CLASS C
                                           ----------------------------------------------------------------------------------------
                                           YEAR ENDED                                                      PERIOD ENDING
                                           DECEMBER 31,                                                     DECEMBER 31,

                                           1993      1992     1991(3)     1990     1989     1988      1987(2)   1993(1)
- -----------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING DATA:
Net asset value, beginning of period         $11.63    $11.22    $10.19   $10.67     $9.78     $8.89    $10.00    $12.86
- -------------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment
operations:
Net investment income (loss)                    .44       .39       .40      .53       .49       .39       .27      (.97)
Net realized and unrealized gain (loss)
on investments, options written and
foreign currency transactions                  1.43       .44      1.06     (.43)     1.17      1.09     (1.11)     1.29
                                           --------  --------  --------  -------   -------   -------   -------    ------
Total income (loss) from investment
operations                                     1.87       .83      1.46      .10      1.66      1.48      (.84)      .32
- -------------------------------------------------------------------------------------------------------------------------------
Dividends and distributions to shareholders:
Dividends from net investment income           (.44)     (.42)     (.43)    (.52)     (.48)     (.40)     (.26)     (.12)
Distributions from net realized gain
on investments, options written, and
foreign currency transactions                  (.01)       --        --     (.06)     (.29)     (.19)     (.01)     (.01)
                                           --------  --------  --------  -------   -------   -------   -------    ------
Total dividends and distributions
to shareholders                                (.45)     (.42)     (.43)    (.58)     (.77)     (.59)     (.27)     (.13)
- -------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period               $13.05    $11.63    $11.22   $10.19    $10.67     $9.78    $ 8.89    $13.05
                                           --------  --------  --------  -------   -------   -------   -------    ------
                                           --------  --------  --------  -------   -------   -------   -------    ------
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN, AT NET ASSET VALUE(4)           16.30%     7.54%    14.67%     .93%    18.21%    15.88%    (8.60)%    2.51%
- -------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
(in thousands)                             $277,914  $266,713  $276,800  $83,292   $81,194   $51,602   $32,718      $396
- -------------------------------------------------------------------------------------------------------------------------------
Average net assets (in thousands)          $272,303  $269,096  $192,870  $82,490   $68,134   $40,662   $31,407      $194
- -------------------------------------------------------------------------------------------------------------------------------
Number of shares outstanding at end
of period (in thousands)                     21,302    22,938    24,666    8,171     7,611     5,275     3,679        30
- -------------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:
Net investment income                          3.58%     3.41%     3.78%    5.14%     4.71%     4.30%     3.84%(5)  2.19%(5)
Expenses                                       1.14%     1.17%     1.27%    1.36%     1.47%     1.50%     1.60%(5)  2.50%(5)
- -------------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate(6)                     32.7%     60.3%    102.0%    71.3%     60.2%    185.5%     83.7%     32.7%


(1) For the period from December 1, 1993 (inception of offering) to December 31, 1993.
(2) For the period from April 24, 1987 (commencement of operations) to December 31, 1987.
(3) Per share amounts calculated based on the weighted average number of shares outstanding during the year.
(4) Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns.
(5) Annualized.
(6) The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were $87,719,113 and $122,411,907, respectively.


                                           See accompanying Notes to Financial
                                           Statements.


                                           17  Oppenheimer Asset Allocation Fund

                               ------------------------------------------------
                               NOTES TO FINANCIAL STATEMENTS

- -------------------------------------------------------------------------------
1. SIGNIFICANT                 Oppenheimer Asset Allocation Fund (the Fund) is
   ACCOUNTING POLICIES         registered under the Investment Company Act of
                               1940, as amended, as a diversified, open-end
                               management investment company. The Fund's
                               investment advisor is Oppenheimer Management
                               Corporation (the Manager). The Fund offers both
                               Class A and Class C shares. Class A shares are
                               sold with a front-end sales charge. Class C
                               shares may be subject to a contingent deferred
                               sales charge. Both classes of shares have
                               identical rights to earnings, assets and voting
                               privileges, except that each class has its own
                               distribution plan, expenses directly attributable
                               to a particular class and exclusive voting rights
                               with respect to matters affecting a single class.
                               The following is a summary of significant
                               accounting policies consistently followed by the
                               Fund.
                               ------------------------------------------------
                               INVESTMENT VALUATION. Portfolio securities are
                               valued at 4:00 p.m. (New York time) on each
                               trading day. Listed and unlisted securities for
                               which such information is regularly reported are
                               valued at the last sale price of the day or, in
                               the absence of sales, at values based on the
                               closing bid or asked price or the last sale price
                               on the prior trading day. Long-term debt
                               securities are valued by a portfolio pricing
                               service approved by the Board of Trustees.
                               Long-term debt securities which cannot be valued
                               by the approved portfolio pricing service are
                               valued by averaging the mean between the bid and
                               asked prices obtained from two active market
                               makers in such securities. Short-term debt
                               securities having a remaining maturity of 60 days
                               or less are valued at cost (or last determined
                               market value) adjusted for amortization to
                               maturity of any premium or discount. Securities
                               for which market quotes are not readily available
                               are valued under procedures established by the
                               Board of Trustees to determine fair value in good
                               faith. A call option is valued based upon the
                               last sales price on the principal exchange on
                               which the option is traded or, in the absence of
                               any transactions that day, the value is based
                               upon the last sale on the prior trading date if
                               it is within the spread between the closing bid
                               and asked prices. If the last sale price is
                               outside the spread, the closing bid or asked
                               price closest to the last reported sale price is
                               used.
                               ------------------------------------------------
                               FOREIGN CURRENCY TRANSLATION. The accounting
                               records of the Fund are maintained in U.S.
                               dollars. Prices of securities denominated in
                               foreign currencies are translated into U.S.
                               dollars at the closing rates of exchange. Amounts
                               related to the purchase and sale of securities
                               and investment income are translated at the rate
                               of exchange prevailing on the respective dates of
                               such transactions.
                                              The Fund generally enters into
                               forward currency exchange contracts as a hedge,
                               upon the purchase or sale of a security
                               denominated in a foreign currency. Risks may
                               arise from the potential inability of the
                               counterparty to meet the terms of the contract
                               and from unanticipated movements in the value of
                               a foreign currency relative to the U.S. dollar.
                                              The effect of changes in foreign
                               currency exchange rates on investments is
                               separately identified from the fluctuations
                               arising from changes in market values of
                               securities held and reported with all other
                               foreign currency gains and losses in the Fund's
                               results of operations.
                               ------------------------------------------------
                               REPURCHASE AGREEMENTS. The Fund requires the
                               custodian to take possession, to have legally
                               segregated in the Federal Reserve Book Entry
                               System or to have segregated within the
                               custodian's vault, all securities held as
                               collateral for repurchase agreements. If the
                               seller of the agreement defaults and the value of
                               the collateral declines, or if the seller enters
                               an insolvency proceeding, realization of the
                               value of the collateral by the Fund may be
                               delayed or limited.
                               ------------------------------------------------
                               CALL OPTIONS WRITTEN. The Fund may write covered
                               call options. When an option is written, the Fund
                               receives a premium and becomes obligated to sell
                               the underlying security at a fixed price, upon
                               exercise of the option. In writing an option, the
                               Fund bears the market risk of an unfavorable
                               change in the price of the security underlying
                               the written option. Exercise of an option written
                               by the Fund could result in the Fund selling a
                               security at a price different from the current
                               market value. All securities covering call
                               options written are held in escrow by the
                               custodian bank.
                               ------------------------------------------------
                               ALLOCATION OF INCOME, EXPENSES AND GAINS AND
                               LOSSES. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.


                               18  Oppenheimer Asset Allocation Fund

                               ------------------------------------------------



- -------------------------------------------------------------------------------

1. SIGNIFICANT                 FEDERAL INCOME TAXES. The Fund intends to
   ACCOUNTING POLICIES         continue to comply with provisions of the
   (CONTINUED)                 Internal Revenue Code applicable to regulated
                               investment companies and to distribute all of its
                               taxable income, including any net realized gain
                               on investments not offset by loss carryovers, to
                               shareholders. Therefore, no federal income tax
                               provision is required. At December 31, 1993, the
                               Fund had available for federal income tax
                               purposes an unused capital loss carryover of
                               approximately $3,138,000, $1,336,000 of which
                               will expire in 1996, $445,000 in 1997, $445,000
                               in 1998 and $912,000 in 1999, the usage of which
                               is subject to certain limitations.
                               ------------------------------------------------
                               TRUSTEES' FEES AND EXPENSES. The Fund has adopted
                               a nonfunded retirement plan for the Fund's
                               independent trustees. Benefits are based on years
                               of service and fees paid to each trustee during
                               the years of service. During the year ended
                               December 31, 1993, a provision of $50,137 was
                               made for the Fund's projected benefit
                               obligations, resulting in an accumulated
                               liability of $149,499 at December 31, 1993. No
                               payments have been made under the plan.
                               ------------------------------------------------
                               DISTRIBUTIONS TO SHAREHOLDERS. Dividends and
                               distributions to shareholders are recorded on the
                               ex-dividend date.
                               ------------------------------------------------
                               OTHER. Investment transactions are accounted for
                               on the date the investments are purchased or sold
                               (trade date) and dividend income is recorded on
                               the ex-dividend date. Discount on securities
                               purchased is amortized over the life of the
                               respective securities, in accordance with federal
                               income tax requirements. Realized gains and
                               losses on investments and options written and
                               unrealized appreciation and depreciation are
                               determined on an identified cost basis, which is
                               the same basis used for federal income tax
                               purposes.
- -------------------------------------------------------------------------------
2. SHARES OF                   The Fund has authorized an unlimited number of no
   BENEFICIAL INTEREST         par value shares of beneficial interest of each
                               class. Transactions in shares of beneficial interest were as follows:


                                                            YEAR ENDED DECEMBER 31, 1993(1)         YEAR ENDED DECEMBER 31, 1992
                                                            -------------------------------         ------------------------------
                                                            SHARES            AMOUNT                SHARES            AMOUNT
                               ----------------------------------------------------------------------------------------------------
                               Class A:
                               Sold                          1,309,237        $ 16,208,603           2,398,948        $ 27,227,497
                               Dividends and distributions
                                 reinvested                    593,184           7,426,650             635,868           7,205,095

                               Redeemed                     (3,538,545)        (43,637,644)         (4,762,925)        (54,126,058)
                                                            ----------        ------------          ----------        ------------
                               Net decrease                 (1,636,124)       $(20,002,391)         (1,728,109)       $(19,693,466)
                                                            ----------        ------------          ----------        ------------
                                                            ----------        ------------          ----------        ------------
                               -----------------------------------------------------------------------------------------------------
                               Class C:
                               Sold                             30,068            $392,326                  --        $         --
                               Dividends and distributions
                                 reinvested                        251               3,275                  --                  --
                                                            ----------        ------------          ----------        ------------
                               Net increase                     30,319            $395,601                  --        $         --
                                                            ----------        ------------          ----------        ------------
                                                            ----------        ------------          ----------        ------------

                               (1) For the year ended December 31, 1993 for
                                   Class A shares and for the period from
                                   December 1, 1993 (inception of offering) to
                                   December 31, 1993 for Class C shares.


- --------------------------------------------------------------------------------
3. UNREALIZED GAINS AND        At December 31, 1993, net unrealized appreciation
   LOSSES ON                   on investments and options written of $49,154,470
   INVESTMENTS AND             was composed of gross appreciation of
   OPTIONS WRITTEN             $52,371,957, and gross depreciation of
                               $3,217,487.



                               19  Oppenheimer Asset Allocation Fund

                               ------------------------------------------------
                               NOTES TO FINANCIAL STATEMENTS   (Continued)


4. Call Option Activity        Call option activity for the year ended
                               December 31, 1993 was as follows:




                                                                                             NUMBER           AMOUNT
                                                                                             OF OPTIONS       OF PREMIUMS
                               ----------------------------------------------------------------------------------------------------
                               Options outstanding at December 31, 1992                        2,754          $  518,448
                               ------------------------------------------------------------------------------------------------
                               Options written                                                12,170           3,081,158
                               ------------------------------------------------------------------------------------------------
                               Options cancelled in closing purchase transactions             (3,666)           (960,987)
                               ------------------------------------------------------------------------------------------------
                               Options exercised                                              (4,074)           (855,136)
                               ------------------------------------------------------------------------------------------------
                               Options expired prior to exercise                              (2,620)           (561,262)
                                                                                             -------          ----------
                               Options outstanding at December 31, 1993                        4,564          $1,222,221
                                                                                             -------          ----------
                                                                                             -------          ----------

                               The cost of cancelling options in closing purchase transactions was $1,102,610, result in a net short-term capital loss of $141,623. Premiums received on expired options resulted in a short-term capital gain of $561,262.

5. MANAGEMENT FEES AND         Management fees paid to the Manager were in
   OTHER TRANSACTIONS          accordance with the investment advisory agreement
   WITH AFFILIATES             with the Fund which provides for an annual fee of
                               1% on the first $50 million of net assets, .75%
                               on the next $150 million with a reduction of .05%
                               on each $200 million thereafter, to .60% on net
                               assets in excess of $600 million. The Manager has
                               voluntarily agreed to reduce its fee to .75% on
                               the first $200 million of net assets with a
                               reduction of .03% on each $200 million thereafter
                               to $800 million, and .60% on net assets in excess
                               of $800 million. The Manager has agreed to
                               reimburse the Fund if aggregate expenses (with
                               specified exceptions) exceed the most stringent
                               applicable regulatory limit on Fund expenses.
                                              For the year ended December 31,
                               1993, commissions (sales charges paid by
                               investors) on sales of Class A shares totaled
                               $413,077, of which $165,368 was retained by
                               Oppenheimer Funds Distributor, Inc. (OFDI), a
                               subsidiary of the Manager, as general
                               distributor, and by an affiliated broker/dealer.
                                              Oppenheimer Shareholder Services
                               (OSS), a division of the Manager, is the
                               transfer and shareholder servicing agent for
                               the Fund, and for other registered investment
                               companies. OSS's total costs of providing such
                               services are allocated ratably to these
                               companies.
                                              Under separate approved plans of
                               distribution, each class may expend up to .25% of
                               its net assets annually to reimburse OFDI for
                               costs incurred in distributing shares of the Fund
                               (sold subsequent to March 31, 1988 for Class A),
                               including amounts paid to brokers, dealers, banks
                               and other institutions. In addition, Class C
                               shares are subject to an asset-based sales charge
                               of .75% of net assets annually, to reimburse OFDI
                               for sales commissions paid from its own resources
                               at the time of sale and associated financing
                               costs. In the event of termination or
                               discontinuance of the Class C plan of
                               distribution, the Fund would be contractually
                               obligated to pay OFDI for any expenses not
                               previously reimbursed or recovered through
                               contingent deferred sales charges. During the
                               year ended December 31, 1993, OFDI paid $124,537
                               to an affiliated broker/dealer as reimbursement
                               for Class A distribution-related expenses and
                               retained $155 as reimbursement for Class C
                               distribution-related expenses and sales
                               commissions.
- -------------------------------------------------------------------------------
6. RESTRICTED SECURITIES       The Fund owns securities purchased in private
                               placement transactions, without registration under the Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of Trustees as reflecting fair value.
                               The Fund intends to invest no more than 10% of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.




                                                                                                                 VALUATION PER UNIT
                                                                                ACQUISITION         COST         AS OF
                               SECURITY                                         DATE                PER UNIT     DECEMBER 31, 1993
                               ----------------------------------------------------------------------------------------------------
                               Dairy Farm International
                                 Holdings Ltd.,$65.00 Cv.(1)                      4/30/93            $1,000      $1,540
                               ----------------------------------------------------------------------------------------------------
                               Grupo Televisa SA, ADS(1)                          8/20/92-8/26/92       $28         $70

                               (1) Transferable under Rule 144A of the Act.

                               20  Oppenheimer Asset Allocation Fund

                               ------------------------------------------------
                               INDEPENDENT AUDITORS' REPORT

- -------------------------------------------------------------------------------
                               The Board of Trustees and Shareholders of
                               Oppenheimer Asset Allocation Fund:

                               We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Asset Allocation Fund as of
                               December 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the six-year period then ended and the period from April 24, 1987 (commencement of operations) to December 31, 1987. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
                                               We conducted our audits in
                               accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                                              In our opinion, the financial
                               statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Asset Allocation Fund as of December 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the six-year period then ended and the period from April 24, 1987 (commencement of operations) to December 31, 1987, in conformity with generally accepted accounting principles.

                               KPMG PEAT MARWICK

                               Denver, Colorado
                               January 21, 1994


                               21  Oppenheimer Asset Allocation Fund

                               ------------------------------------------------
                               FEDERAL INCOME TAX INFORMATION  (Unaudited)

- -------------------------------------------------------------------------------
                               In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.
                                              Dividends paid by the Fund during
                               the fiscal year ended December 31, 1993 which are not designated as capital gain distributions should be multiplied by 20.9% to arrive at the net amount eligible for the corporate dividend-received deduction.
                                              The foregoing information is
                               presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax advisor for specific guidance.


                               22  Oppenheimer Asset Allocation Fund


                               OPPENHEIMER ASSET ALLOCATION FUND
                               ----------------------------------------------------------------------------------------------------
                               OFFICERS AND TRUSTEES      Leon Levy, Chairman of the Board of Trustees
                                                          Leo Cherne, Trustee
                                                          Edmund T. Delaney, Trustee
                                                          Robert G. Galli, Trustee
                                                          Benjamin Lipstein, Trustee
                                                          Elizabeth B. Moynihan, Trustee
                                                          Kenneth A. Randall, Trustee
                                                          Edward V. Regan, Trustee
                                                          Russell S. Reynolds, Jr., Trustee
                                                          Sidney M. Robbins, Trustee
                                                          Donald W. Spiro, Trustee and President
                                                          Pauline Trigere, Trustee
                                                          Clayton K. Yeutter, Trustee
                                                          David P. Negri, Vice President
                                                          Richard H. Rubinstein, Vice President
                                                          Eva A. Zeff, Vice President
                                                          George C. Bowen, Treasurer
                                                          Lynn M. Coluccy, Assistant Treasurer
                                                          Andrew J. Donohue, Secretary
                                                          Robert G. Zack, Assistant Secretary
                               ----------------------------------------------------------------------------------------------------
                               INVESTMENT ADVISOR         Oppenheimer Management Corporation
                               ----------------------------------------------------------------------------------------------------
                               DISTRIBUTOR                Oppenheimer Funds Distributor, Inc.

                               ----------------------------------------------------------------------------------------------------
                               TRANSFER AND SHAREHOLDER   Oppenheimer Shareholder Services
                               SERVICING AGENT
                               ----------------------------------------------------------------------------------------------------
                               CUSTODIAN OF               The Bank of New York
                               PORTFOLIO SECURITIES
                               ----------------------------------------------------------------------------------------------------
                               INDEPENDENT AUDITORS       KPMG Peat Marwick
                               ----------------------------------------------------------------------------------------------------
                               LEGAL COUNSEL              Gordon Altman Butowsky Weitzen Shalov & Wein
                               ----------------------------------------------------------------------------------------------------

                               This is a copy of a report to shareholders of Oppenheimer Asset Allocation Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Asset Allocation Fund. For material information concerning the Fund, see the Prospectus.



                               23    Oppenheimer Asset Allocation Fund

                               ------------------------------------------------
                               "HOW MAY I HELP YOU?"

GENERAL INFORMATION
1-800-525-7048
Talk to a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m., and Saturday from 10:00 a.m.
to 2:00 p.m. ET.

TELEPHONE TRANSACTIONS
1-800-852-8457
Make account transactions with a Customer Service Representative.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

PHONELINK
1-800-533-3310
Get automated information or make automated transactions.
24 hours a day, 7 days a week.

TELECOMMUNICATION
DEVICE FOR THE DEAF
1-800-843-4461
Service for the hearing impaired.
Monday through Friday from
8:30 a.m. to 8:00 p.m. ET.

OPPENHEIMER FUNDS
INFORMATION HOTLINE
1-800-835-3104
Hear timely and insightful
messages on the economy and
issues that affect your finances.
24 hours a day, 7 days a week.


"Just as OppenheimerFunds offers over 30 different funds designed to help meet virtually every investment need, Oppenheimer Shareholder Services offers a variety of services to satisfy your individual needs. Whenever you require help, we're only a toll-free phone call away.
               "For personalized assistance and account information, call our General Information number to speak with our knowledgeable Customer Service Representatives.
               "We also make it easy for you
to redeem shares, exchange shares, or conduct              [PICTURE]
AccountLink transactions, simply by calling our Telephone Transactions number.
               "And for added convenience, OppenheimerFunds' PhoneLink, an automated voice response system, is available 24 hours a day, 7 days a week. PhoneLink gives you access to variety of fund, account, and market information.
          You can even make purchases, exchanges and redemptions using your [PICTURE] touch-tone phone. Of course, PhoneLink will always give you the option to speak with a Customer Service Representative during regular business hours.
               "When you invest in OppenheimerFunds, you know you'll receive a high level of customer service. The International Customer Service Association knows it, too, as it recently awarded Oppenheimer Shareholder Services a 1993 Award of Excellence for consistently demonstrating superior customer service.
               "Whatever your needs, we're ready to assist you."

                                                                       Bulk Rate
                                                                    U.S. Postage
                                                                            PAID
                                                                  Permit No. 469
                                                                      Denver, CO
[LOGO]


OPPENHEIMER FUNDS DISTRIBUTOR, INC.
P.O. Box 5270
Denver, CO  80217-5270